December 2, 2010
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:	Michael R. Clampitt, Esq. Matt McNair, Esq.

Re:	Green Dot Corporation Registration Statement on Form S-1 Filed November 8, 2010 File No. 333-170467
Ladies and Gentlemen:
     On behalf of Green Dot Corporation (the “Company”), we are transmitting herewith Amendment No. 1 (the “Amendment No. 1”) to the Company’s Registration Statement on Form S-1 (File No. 333-170467) (the “Registration Statement”). In this letter, we respond to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated November 15, 2010 (the “Staff Letter”). The numbered paragraphs below correspond to the numbered comments in the Staff Letter and the Staff’s comments are presented in bold italics.
General:
1.	Prior to requesting effectiveness of the registration statement, please provide the staff with a letter from FINRA indicating whether FINRA objects to the underwriters’ compensation.
     The Company confirms that a copy of the letter referenced in the Staff’s comment, when available, will be provided to the Staff no later than the date on which it requests that the Commission declare of the Registration Statement effective.

Securities and Exchange Commission
December 2, 2010

2.	Please file missing exhibits with your next amendment or tell us when the exhibits will be filed. Note that we may have comments after reviewing these documents.
     The Company has filed all missing exhibits to the Registration Statement as requested in the Staff’s comment.
Prospectus Cover Page
3.	Please revise to disclose the number of shares being offered in the public offering. This information must be disclosed prior to first using the prospectus. Revise the remainder of the prospectus accordingly. Refer to Item 501(b)(2) of Regulation S-K.
     The Company has revised the Registration Statement as requested in the Staff’s comment.
Principal and Selling Stockholders, page 122
3.	Please revise to include all of the missing information in the selling stockholder table on page 123 prior to first using the prospectus.
     Except for information that has been in omitted in reliance on Rule 430A of the rules and regulations promulgated under the Securities Act of 1933, the Company has revised the Registration Statement as requested in the Staff’s comment.
***

Securities and Exchange Commission
December 2, 2010

     Please direct your questions or comments regarding this letter or Amendment No. 1 to the undersigned by telephone to (415) 875-2479 or by facsimile to (415) 281-1350. In his absence, please direct your questions or comments to Laird Simons at (650) 335-7233.
     Thank you for your assistance.

Very truly yours,
/s/ William L. Hughes
William L. Hughes

cc:	John C. Ricci, Esq.
John L. Keatley
Green Dot Corporation

William V. Fogg, Esq.
Daniel O’Shea, Esq.
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, New York 10019

Laird H. Simons III, Esq.
James D. Evans, Esq.
Fenwick & West LLP
801 California Street
Mountain View, CA 94041